                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT


                               (AMENDMENT NO. 3)


     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        DYNAMICS CORPORATION OF AMERICA
                           (Name of Subject Company)
                            ------------------------

                                CTS CORPORATION

                          CTS FIRST ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                  268039 10 4

                     (CUSIP Number of Class of Securities)

                                JOSEPH P. WALKER

                              Chairman, President

                          and Chief Executive Officer

                                CTS Corporation

                            905 West Boulevard North

                             Elkhart, Indiana 46314

                           Telephone: (219) 293-7511

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                   Copies to:

                            ROBERT A. PROFUSEK, ESQ.

                           Jones, Day, Reavis & Pogue

                              599 Lexington Avenue

                            New York, New York 10022

                           Telephone: (212) 326-3939

                                  MAY 16, 1997

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


                           CALCULATION OF FILING FEE



                TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
                     $107,748,675                                                $21,550



* For purposes of calculating the filing fee only. This calculation assumes the purchase of up to 1,915,532 shares of Common Stock, par value $.10 per share (the "Shares") of Dynamics Corporation of America (the "Company") at a price of $56.25 per Share, net to the seller in cash, without interest thereon.



** The amount of the filing fee, calculated in accordance with Rule 0-11(d)of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by CTS First Acquisition Corp. for such number of Shares.



/X/* Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



                                                                Filing
Amount Previously Paid:  $21,071                                Party:        CTS Corporation
                                                                              CTS First Acquisition
                                                                              Corp.
Form or Registration No.:  Schedule 14D-1                       Date Filed:   May 16, 1997

       1.  CTS CORPORATION (EIN: 35-0225010)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(e) or 2(f)                                                                          / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           100
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (7) EXCLUDES CERTAIN SHARES                                                           / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
           ROW (7)
           0.0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

       1.  CTS FIRST ACQUISITION CORP. (EIN: Applied For)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                                            / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                                               / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT
           IN ROW (7)
           0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

    This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 16, 1997, as amended, by CTS First Acquisition Corp. ("Purchaser"), a New York corporation and wholly owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"), to purchase up to 49.9% of the issued and outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Dynamics Corporation of America, a New York corporation (the "Company"), together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended, between the Company and First National Bank of Boston, as Rights Agent, at an increased price of $56.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer To Purchase, dated May 16, 1997 (the "Offer To Purchase"), as amended and supplemented by the Supplement thereto, dated June 2, 1997 (the "Supplement"), and in the related Letters of Transmittal (which, together with the Offer To Purchase, the Supplement and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meaning assigned to such term in the Offer To Purchase, the Supplement and the Schedule 14D-1.



ITEM 1. SECURITY AND SUBJECT COMPANY.



    Item 1(b) is hereby amended and supplemented by reference to "Introduction" in the Supplement annexed hereto as Exhibit (a)(8), which is incorporated herein by this reference.



    Item 1(c) is hereby amended and supplemented by reference to "Price Range of the Shares; Dividend on the Shares" in the Supplement, which is incorporated herein by this reference.



ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.



    Items 3(a)-(b) are hereby amended and supplemented by reference to "Introduction," "Amended Terms of the Offer" and "Background of the Combination" in the Supplement, each of which is incorporated herein by reference.



ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



    Items 4(a)-(b) are hereby amended and supplemented by reference to "Pro Forma Financial Data" in the Supplement, which is incorporated herein by this reference.



ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
COMPANY'S SECURITIES.



    Item 7 is hereby amended and supplemented by reference to "Introduction," "Amended Terms of the Offer" and "Background of the Combination" in the Supplement, each of which is incorporated herein by reference.



ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.



    Item 9 is hereby amended and supplemented by reference to "Pro Forma Financial Data" in the Supplement, which is incorporated herein by this reference.



ITEM 10. ADDITIONAL INFORMATION.



    Items 10(b)-(c) are hereby amended and supplemented by reference to "Antitrust" in the Supplement, which is incorporated herein by this reference.



    Item 10(f) is hereby amended and supplemented by reference to the information set forth in the Supplement and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(8) and (a)(9), respectively, each of which is incorporated herein by this reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.



(a)        (8)        Supplement to Offer To Purchase, dated June 2, 1997.
           (9)        Revised Letter of Transmittal.
           (10)       Revised Notice of Guaranteed Delivery.
           (11)       Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                      Other Nominees.
           (12)       Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees.

(c)        (6)        Letter, dated May 28, 1997 from CTS and Purchaser to the Company.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 2, 1997             CTS CORPORATION

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                Chairman, President
                                            and Chief Executive Officer

                                CTS FIRST ACQUISITION CORP.

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                     President

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                                                                         PAGE
---------                                                                                                    -----------
(a) (8)    Supplement to Offer To Purchase, dated June 2, 1997.
   (9)     Revised Letter of Transmittal.
   (10)    Revised Notice of Guaranteed Delivery
   (11)    Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (12)    Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

(c) (6)    Letter, dated May 28, 1997 from CTS and Purchaser to the Company.